Exhibit 12.2

AbbVie Inc.
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

(in millions, except for ratio)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015

Determination of earnings:
Earnings before income tax	$7,727	$7,884	$6,645
Add (deduct):
Fixed charges	1,222	1,222	923
Interest capitalized during period (a)	(5)	(112)	(143)
Total earnings as defined	$8,944	$8,994	$7,425

Fixed charges:
Interest expense	$1,150	$1,155	$860
Capitalized interest	16	14	14
Rent expense (b)	56	53	49
Total fixed charges	$1,222	$1,222	$923

Ratio of earnings to fixed charges	7.3	7.4	8.0

(a) Interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed. Only fixed charges that were deducted from income were included in the earnings computation.

(b) AbbVie considers one-third of rent expense to be a reasonable approximation of the interest factor in its leases.